SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

PLAYBOY ENTERPRISES, INC.

(Name of Subject Company)

ICON MERGER SUB, INC.

a wholly owned direct subsidiary of

ICON ACQUISITION HOLDINGS, L.P.

(Name of Filing Persons-(Offeror))

Icon Acquisition Holdings LLC

GTD Acquisitions LLC

RT-ICON Holdings LLC

RTM-ICON Holdings LLC

Rizvi Traverse Management LLC

Hugh M. Hefner

Scott N. Flanders

(Name of Filing Persons-(Other Persons))

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Classes of Securities)

728117201

728117300

(CUSIP Number of Classes of Securities)

Icon Acquisition Holdings, L.P.

c/o Munger, Tolles & Olson LLP

355 South Grand Avenue, 35th Floor

Los Angeles, CA 90071

(213) 683-9100

Attention: Hugh M. Hefner

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Sands, Esq.

John D. Tishler, Esq.

Edwin Astudillo, Esq.

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, California 92130

Telephone: (858) 720-7469

Facsimile: (858) 509-3691

Robert Knauss, Esq. Brett Rodda, Esq. Munger, Tolles & Olson LLP 355 South Grand Avenue, 35th Floor Los Angeles, CA 90071 Telephone: (213) 683-9100 Facsimile: (213) 687-3702

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$147,853,698	$17,166

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of Playboy Enterprises, Inc., a Delaware corporation, at a purchase price of $6.15 per share, net to the seller in cash, other than shares of Common Stock being contributed to Icon Merger Sub, Inc. (“Sub”) and Icon Acquisition Holdings, L.P. (“Purchaser”). As of January 21, 2011, there were 33,747,759 shares of Common Stock outstanding, of which 11,361,257 are being contributed to Sub and Purchaser. As a result, this calculation assumes the purchase of 22,386,502 shares of Common Stock. The transaction value also includes (a) the offer price of $6.15 multiplied by 335,596, the estimated number of restricted stock unit awards that are currently outstanding and (b) the product of (i) the excess, if any, of the offer price of $6.15 over the per-share exercise price of options to purchase shares of Class B Common Stock that are currently outstanding and (ii) 2,236,908, the estimated number of shares of Class B Common Stock subject to such options that are currently outstanding.

**	The filing fee was determined by multiplying the transaction value by the filing fee of $116.10 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$17,166	Form or Registration No.:	Schedule TO-T
Filing Party:	Icon Acquisition Holdings, L.P.	Date Filed:	January 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement originally filed under cover of Schedule TO with the Securities and Exchange Commission on January 24, 2011 (which, together with Amendment No. 1 filed with the Securities and Exchange Commission on February 4, 2011 and this Amendment No. 2, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO is filed by Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), and Icon Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser (“Sub”). The general partner of Purchaser is Icon Acquisition Holdings LLC, a Delaware limited liability company. RT-ICON Holdings LLC, a Delaware limited liability company, and GTD Acquisitions LLC, a Delaware limited liability company, are the limited partners of Purchaser and the members of Icon Acquisition Holdings LLC. Mr. Hugh M. Hefner controls GTD Acquisitions LLC. RTM-ICON Holdings LLC is the manager of RT-ICON Holdings LLC and is a wholly owned subsidiary of Rizvi Traverse Management LLC. Mr. Scott N. Flanders, the chief executive officer of Playboy Enterprises, Inc., a Delaware corporation (“Playboy”), is contributing his Playboy shares (as defined below) to Purchaser. This Schedule TO relates to the offer by Sub to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Playboy shares”), of Playboy, at a purchase price of $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2011, a copy of which is attached hereto as Exhibit (a)(1)(i) (the “Offer to Purchase”), and the related Letters of Transmittal, copies of which are attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii) (together, the “Letter of Transmittal,” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The following amendments to the Items of the Schedule TO are hereby made. Except as otherwise set forth below, the information included in the originally filed Schedule TO, as amended by Amendment No. 1 to the Schedule TO, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 2. Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase and all section and page references herein shall refer to the sections and page numbers in the Offer to Purchase, unless otherwise indicated.

Items 1 through 11 and 13.

1.	The last paragraph on the front cover page of the Offer to Purchase is hereby amended and replaced in its entirety with the following:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

2.	The section entitled “Special Factors—Section 1. Background” is hereby amended as follows:

The ninth paragraph on page 14, which begins “In May 2009,” is hereby amended and replaced in its entirety with the following:

In May 2009, Playboy’s board of directors received a non-binding proposal from a private equity firm referred to herein as “Firm B” that indicated a preliminary valuation range based on an enterprise value for the company of $325 million to $375 million, assuming the company was debt free. The proposal was subject to, among other things, business, accounting and legal due diligence. At the time of the proposal, the company had $115 million of debt, implying an equity valuation of $210 million to $260 million. While no per share values were indicated in Firm B’s proposal, such equity valuation would have approximated $5.95 to $7.30 per share, based on the number of fully diluted shares currently outstanding. Also in May 2009, Moelis and Mr. Rosenzweig received a non-binding proposal from Firm A to acquire all of the company’s outstanding shares for between $6.00 and $8.00 per share, subject to the satisfactory completion of due diligence. Firm A’s proposal indicated that it was not interested in retaining certain of the company’s assets, and that it would require a partner to acquire those assets for an acceptable price in any potential transaction in order to support the per share valuation of $6.00 to $8.00. Each of the proposals from Firm A and Firm B provided for Mr. Hefner to continue to be involved with the company and Playboy magazine.

The third full paragraph on page 16, which begins “On November 13, 2009,” is hereby amended and replaced in its entirety with the following:

On November 13, 2009 and again on November 24, 2009, Firm A submitted revised non-binding proposals to acquire all of the company’s outstanding shares for $7.00 per share. Each of the proposals was based on a number of financial assumptions and was subject to completion of due diligence and completion of agreements with its proposed partner to acquire certain of the company’s assets to support its per share valuation of $7.00.

The seventh full paragraph on page 16, which begins “On December 15, 2009,” is hereby amended and replaced in its entirety with the following:

On December 15, 2009, Playboy’s board of directors held a meeting, at which members of senior management were present. Mr. Flanders updated the board on discussions with Firm A and informed the board that the company had received a letter from Firm A stating it would not move forward with its proposal. Firm A cited its inability to structure a transaction in which certain of the company’s assets could be sold to its previous potential partner or another person at a price acceptable to support Firm A’s per share proposal. The board then resolved to dissolve the special committee.

The first paragraph on page 17, which begins “In early 2010,” is hereby amended and replaced in its entirety with the following:

In early 2010, a company referred to herein as “Firm D” contacted the company’s senior management to express interest in the potential purchase of certain of the company’s non-Playboy branded adult television and digital business assets as well as the licensing and management of certain of the company’s Playboy-branded assets, such transaction referred to herein as “Project Synergy.” For further information regarding Project Synergy, see the information set forth in “The Offer—Section 7. Certain Information Concerning Playboy—Financial Projections.”

The final paragraph on page 17, which begins “On May 3, 2010,” is hereby amended and replaced in its entirety with the following:

On May 3, 2010, the company and Rizvi Traverse amended the confidentiality agreement dated July 13, 2009, to, among other things, permit Rizvi Traverse to share evaluation material with certain potential sources of debt and equity financing. The amendment also extended the standstill and non-solicitation provisions contained in the agreement to December 31, 2010. Rizvi Traverse was then given access to an electronic data site and access to the company’s management, including Mr. Flanders, for due diligence purposes. Mr. Hefner and Rizvi Traverse contemplated that Mr. Flanders would be offered the opportunity to roll over his equity and continue as chief executive officer of the surviving corporation, and they communicated that expectation to Mr. Flanders during the ensuing due diligence process. However, none of Mr. Flanders, Mr. Hefner, Rizvi Traverse or their respective representatives discussed or negotiated employment or equity participation terms with Mr. Flanders prior to the December 17, 2010 authorization by the Special Committee for Mr. Flanders to enter into such discussions.

The sixth paragraph on page 18, which begins “On July 10, 2010,” is hereby amended and replaced in its entirety with the following:

On July 10, 2010, Playboy’s board of directors held a meeting attended by the independent directors (consisting of all directors other than Mr. Flanders and Mr. Rosenzweig) to discuss Mr. Hefner’s proposal. At the invitation of the independent directors, Mr. Flanders summarized for the independent directors his material discussions with Mr. Hefner and Rizvi Traverse and each of their advisors regarding a potential transaction to acquire the company. After Mr. Flanders left the meeting, a representative of Skadden Arps reviewed with the independent directors their fiduciary duties in connection with Mr. Hefner’s proposal.

The board determined to continue to act through the group of independent directors, considering the considerable expenses associated with establishing a special committee, until they had received more information regarding the proposal and updated financial information regarding the company from management. Between July 10, 2010 and formation of the Special Committee on August 3, 2010, the independent directors did not engage in discussions or negotiations with Mr. Hefner, Rizvi Traverse or any of their representatives regarding the proposal, other than authorizing Lazard to have preliminary discussions with Rizvi Traverse regarding its potential sources of financing. In determining to defer the decision on establishing a special committee to evaluate the proposal, the independent directors noted that each independent director was considered independent for purposes of participating on a special committee and that Messrs. Flanders and Rosenzweig were not participating in board discussions regarding the proposal.

The final paragraph on page 18, which begins “On July 14, 2010,” is hereby amended and replaced in its entirety with the following:

On July 14, 2010, Playboy’s board of directors held a meeting attended by the independent directors. Mr. Flanders attended the beginning of the meeting at the invitation of the independent directors and informed the independent directors that the president of a privately-held company referred to herein as “Firm E” had contacted him to inform him that Firm E would be submitting a proposal for a potential transaction with the company in the next few days. Mr. Flanders updated the independent directors on discussions with Firm D and the status of Project Synergy. The independent directors then directed Mr. Flanders to continue discussions with Firm D. After Mr. Flanders left the meeting, the independent directors determined that the company’s senior management, as a matter of proper procedures should refrain from engaging in discussions with, and providing information to, Rizvi Traverse, Mr. Hefner and their respective advisors and representatives unless authorized by the board. The independent directors also determined to continue to defer the decision on establishing a special committee until they had received updated financial information from management and had met again to discuss the information with management and Lazard in attendance.

The first paragraph on page 19, which begins “On July 15, 2010,” is hereby amended and replaced in its entirety with the following:

On July 15, 2010, Playboy’s board of directors received a letter from Firm E setting forth its interest in acquiring the company in a transaction with a preliminary equity valuation of $210 million, based on numerous assumptions and conditions. While no per share values were indicated in Firm E’s proposal, such equity valuation would have approximated $5.95 per share based on the number of fully diluted shares currently outstanding. In response, Mr. Hefner indicated in a public statement made July 15, 2010, that he was interested in buying the company and not in selling the company.

The following paragraph is hereby added immediately after the first full paragraph on page 22, which begins “On September 17, 2010”:

In the last week of September 2010, the company’s senior bank lender informed the company that the company’s $30 million credit facility likely would not be renewed when it expires on January 31, 2011 and, if renewed at all, would have a significantly lower credit line. As of September 30, 2010, there were no borrowings and $1.0 million in letters of credit outstanding under the credit facility.

The second full paragraph on page 22, which begins “On September 30, 2010,” is hereby amended and replaced in its entirety with the following:

On September 30, 2010, at a meeting of the Special Committee, representatives of Raine outlined management’s five separate models for the company’s projected performance for 2011-2014,

consisting of a base case, upside case, downside case and base and upside cases assuming consummation of Project Synergy in 2011. The Special Committee also discussed Firm E’s interest in a potential transaction with the company and instructed Raine to meet with Firm E to discuss the situation further.

The following paragraph is hereby added immediately after the fifth full paragraph on page 22, which begins “On October 6, 2010”:

Between October 2010 and December 30, 2010, members of the company’s management, with oversight of the board, negotiated a settlement with DirecTV.

The seventh full paragraph on page 22, which begins “On October 7, 2010,” is hereby amended and replaced in its entirety with the following:

On October 7, 2010, a representative of Firm A responded to the calls from representatives of Raine. During such discussion such representative suggested that under certain conditions Firm A may have interest in acquiring certain of the company’s assets but not the company itself. Firm A did not provide any further indication of interest with respect to any such transaction.

The fourth paragraph on page 26, which begins “On December 6, 2010,” is hereby amended and replaced in its entirety with the following:

On December 6, 2010, representatives of Raine discussed with a senior representative of Firm E and Firm E’s financial advisor a potential sale to Firm E of the company’s non-Playboy branded adult television and digital assets. The parties focused on a sale of these adult assets although Firm E expressed a desire for more information both with respect to such assets and information on the company as a whole.

The eighth paragraph on page 26, which begins “Also, on December 8, 2010,” is hereby amended and replaced in its entirety with the following:

Also, on December 8, 2010, Firm E provided Raine a supplemental due diligence request list related to the company’s adult television and digital assets and certain other assets.

The sixth full paragraph on page 27, which begins “On December 14, 2010,” is hereby amended and replaced in its entirety with the following:

On December 14, 2010, following a request by representatives of Raine, the Special Committee received Firm E’s indication of interest separately related to (i) the company’s non-Playboy branded adult television and digital assets, (ii) the company’s adult television and digital assets (including Playboy branded) and the company’s status as a publicly traded entity, and (iii) the entire company. The indication of interest for the entire company did not indicate how much of the aggregate purchase price consisted of cash and what value would be accorded to the portion of the price based on an equity component. Representatives of Raine noted that the aggregate value for an entire company deal was the same amount which had been publicly proposed by Firm E and was less than the value then being proposed by Rizvi Traverse and Mr. Hefner.

The final paragraph that begins on page 27, which begins “Also on that same day,” is hereby amended and replaced in its entirety with the following:

Also on that same day, members of management of the company and representatives of Raine met with Firm E to discuss the potential sale of the adult assets and the other transactions contemplated by Firm E’s indication of interest. Firm E provided further insight into their financing capabilities for a transaction with the company and focused the discussion on the company’s (i) non-Playboy branded adult television and digital assets and (ii) adult television and digital assets (including Playboy branded) and the company’s status as a publicly traded entity, rather than an acquisition of the entire company.

The first full paragraph on page 28, which begins “On December 16, 2010,” is hereby amended and replaced in its entirety with the following:

On December 16, 2010, Sheppard and Munger circulated a revised draft of the merger agreement to Kaye Scholer and Raine. On that date, Raine received and shared with Rizvi Traverse and Moelis, a term sheet with respect to the potential settlement of the DirecTV litigation. During this time period, Rizvi Traverse advised the Special Committee that it would not sign the merger agreement until there was a binding settlement of the DirecTV litigation in order to reduce any uncertainty with respect to potential payments in a settlement or an unfavorable judgment and whether DirecTV would continue to distribute the company’s channels to its subscribers. DirecTV carries both non-Playboy branded programming (which would be included in the sale of assets to Firm E or as part of Project Synergy) as well as Playboy-branded programming (which would be licensed as part of Project Synergy).

The following paragraph is hereby added immediately after the third full paragraph on page 28 that begins “On December 17, 2010”:

On December 17, 2010, after the Special Committee and Mr. Hefner and Rizvi Traverse agreed upon a transaction price of $6.25 per share, the Special Committee authorized the commencement of discussions and negotiations among Mr. Flanders and Mr. Hefner and Rizvi Traverse as to the terms of any involvement Mr. Flanders might have with Purchaser or an affiliate of Purchaser (including as to Mr. Flanders’ equity possibly rolling over into Purchaser and as to Mr. Flanders’ employment by Purchaser or an affiliate upon consummating any transaction). Discussions and negotiations among such parties commenced on December 18, 2010 and continued through January 9, 2011.

The second paragraph on page 29, which begins “On December 24, 2010,” is hereby amended and replaced in its entirety with the following:

On December 24, 2010, the Special Committee met and discussed developments since the last meeting of the Special Committee, including (i) the proposed resolution with DirecTV, (ii) the potential sale of the company’s non-Playboy branded adult television and digital assets, (iii) the status of Project Synergy, (iv) the amount of the overall company transaction costs and (v) the material open points in the draft merger agreement. The Special Committee underscored the continued importance of conducting “due diligence” on Purchaser’s financing sources and requested that Raine attempt to immediately obtain such information.

The following paragraph is hereby added immediately after the fourth paragraph on page 29 that begins “On December 28, 2010”:

During the last week of December 2010, in connection with reaching agreement on a final settlement of their dispute, DirecTV disclosed for the first time that the current number of company subscribers on the DirecTV service had declined by approximately 50,000 subscribers from the then estimated number of subscribers. DirecTV had been providing only limited information during the dispute and the decline was significantly greater than expected by the company. The company believes the main reason for the decline was that, during the pendency of the dispute, DirecTV did not allow for new subscriptions to the company’s service and the normal loss of existing subscribers, known as “churn”, therefore was not offset by any new subscribers, resulting in a net loss of subscribers.

The sixth paragraph on page 29, which begins “On December 29, 2010,” is hereby amended and replaced in its entirety with the following:

On December 29, 2010, the company provided Rizvi Traverse a copy of the recently completed final form of DirecTV documentation which reflected the approximately 50,000 subscriber decline from the then estimated subscriber rates.

The final paragraph on page 29, which begins “On January 1, 2011,” is hereby amended and replaced in its entirety with the following:

On January 1, 2011, the Special Committee met and discussed the status of negotiations with Rizvi Traverse and further updates with respect to the potential sale of the company’s non-Playboy branded adult television and digital assets to Firm E (the only transaction Firm E was then pursuing). The Special Committee and its advisors discussed the contingency that Mr. Hefner and Rizvi Traverse might propose to lower the proposed transaction price in light of the decreased number of company’s DirecTV subscribers, higher estimated company transaction expenses and other recent adverse events at the company. The Special Committee discussed possible ways to maintain the price per share, including through the Purchaser Group covering a portion of the shortfall.

The first paragraph on page 31, which begins “On the evening of January 8, 2011,” is hereby amended and replaced in its entirety with the following:

On the evening of January 8, 2011, Kaye Scholer distributed to Playboy’s board of directors the merger agreement and the agreements related thereto together with a summary of such agreements. The merger agreement would permit the company to continue discussions and negotiations with respect to Project Synergy and the sale of the company’s non-Playboy branded adult television and digital assets and the right to enter into an agreement to sell, and the right to sell, without Purchaser’s consent, the company’s non-Playboy branded adult television and digital assets on or after May 1, 2011 (subject to certain limitations if there will be a long-form merger).

The following paragraph is hereby added immediately after the final paragraph of this section on page 32:

Through the date hereof, the company continues to explore Project Synergy and a possible sale of the company’s non-Playboy branded adult television and digital assets to Firm E, consistent with the terms of the merger agreement, as consummation of such a transaction could allow the company to enhance its liquidity if the contemplated transaction with Mr. Hefner and Rizvi Traverse does not close in a timely manner.

3.	The section entitled “Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” is hereby amended as follows:

The third paragraph on page 36 is hereby amended and replaced in its entirety with the following:

Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, Mr. Hefner and Mr. Flanders believe that the offer and the merger are fair to the unaffiliated stockholders. This belief is based on, among other things, the following material factors, each of which, in their judgment, supports their views:

The second bullet point under the third paragraph on page 36 is hereby amended and replaced with the following:

•	Playboy’s Class B common stock price had not traded above the $6.15 offer price since May 2008 and Playboy’s Class A common stock price had not traded above the $6.15 offer price since June 2008.

The fourth paragraph on page 36 is hereby amended and replaced in its entirety with the following:

In addition, Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, Mr. Hefner and Mr. Flanders believe the offer and the merger is procedurally fair to the unaffiliated stockholders, based on the following factors:

The seventh bullet point on page 37 and the two indented bullet points that immediately follow the seventh bullet point are hereby deleted in their entirety.

The following paragraph is hereby added immediately after the second paragraph on page 38:

None of Purchaser, Sub, Icon Acquisition Holdings LLC, the Rizvi Filing Persons, Mr. Hefner or Mr. Flanders is aware of any firm offer made by any person, other than Purchaser and Sub, during the two years preceding the date hereof for (1) the merger or consolidation of Playboy with or into another company, or vice versa, (2) the sale or other transfer of all or any substantial part of the assets of Playboy or (3) a purchase of Playboy’s securities that would enable the holder to exercise control of Playboy.

4.	The section entitled “Special Factors—Section 5. Effects of the Offer” is hereby amended as follows:

The following paragraph is hereby added immediately after the final paragraph of this section on page 39:

A U.S. Holder will generally recognize gain or loss upon the receipt of cash in exchange for such U.S. Holder’s shares pursuant to the offer or the merger in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the shares exchanged therefor. A non-U.S. Holder will not generally be subject to U.S. federal income tax on any gain realized on the exchange of shares pursuant to the offer or the merger unless: (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States and, if an income tax treaty applies, is attributable to a permanent establishment in the United States maintained by such non-U.S. Holder; or (ii) in the case of an individual non-U.S. Holder, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met. See “The Offer—5. Material United States Federal Income Tax Consequences.”

5.	The section entitled “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee” is hereby amended as follows:

The first two sentences of the first paragraph under “—Merger Agreement” on page 39 are hereby amended and replaced in their entirety with the following:

The following discussion of the merger agreement is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the merger agreement, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO filed with the SEC and is incorporated by reference herein, for more details regarding the merger agreement.

The fourth bullet point under the heading “Conduct of Business Pending the Merger” on page 48 is hereby amended and replaced in its entirety with the following:

•

acquire, sell, lease, license or dispose of any assets, other than in the ordinary course of business, except that, on and after May 2, 2011, unless the written consent to be executed by Mr. Hefner’s trusts, as the majority holders of the outstanding shares of Playboy’s Class A common stock, to adopt the merger agreement and approve the merger without a meeting of Playboy’s stockholders has been delivered to Playboy, Playboy may enter into any agreement with respect to and to consummate the sale of Playboy’s non-Playboy branded adult (television and digital) assets, so long as Playboy consults with Purchaser a reasonable amount of time in advance of the sale and the sale is not consummated after the Expiration Date if the long-form merger will be consummated, and if the long-form merger will be consummated, the sale may be consummated after the Termination Date if the merger is not consummated before the Termination Date;

The definition of the term “Acquisition Transaction” under “—Merger Agreement” on page 50 is hereby amended to add “(except for any Excluded Transaction)” immediately after “means any transaction or series of related transaction” but immediately before “involving:”.

The following is hereby added immediately before the definition of the term “Superior Proposal” under “—Merger Agreement” on page 51:

•	“Excluded Transaction” means Project Synergy and the sale of Playboy’s non-Playboy branded adult (television and digital) assets.

The second and third sentences of the first paragraph under “—Limited Guarantee” on page 60 are hereby amended and replaced in their entirety with the following:

The following discussion of the guarantee is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO filed with the SEC and is incorporated by reference herein, for more details regarding the guarantee.

The second and third sentences of the first paragraph under “—Tender and Support Agreement” on page 60 are hereby amended and replaced in their entirety with the following:

The following discussion of the support agreement is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the support agreement, a copy of which has been filed as Exhibit (e)(3) to Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9 and incorporated by reference herein, for more details regarding the support agreement.

The second and third sentences of the first paragraph under “—Contribution Agreement” on page 61 are hereby amended and replaced in their entirety with the following:

The following discussion of the contribution agreement is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the contribution agreement, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO filed with the SEC and is incorporated by reference herein, for more details regarding the contribution agreement.

The second and third sentences of the first paragraph under “—Rollover Agreement” that begins on page 61 are hereby amended and replaced in their entirety with the following:

The following discussion of the rollover agreement is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the rollover agreement, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO filed with the SEC and is incorporated by reference herein, for more details regarding the rollover agreement.

6.	The section entitled “Special Factors—Section 10. Interests of Certain Persons in the Offer and the Merger” is hereby amended as follows:

The third paragraph under “—New Management Arrangements” on page 65 is hereby amended and replaced in its entirety with the following:

The above discussion of Mr. Hefner’s employment agreement with Sub is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the Mr. Hefner’s employment agreement with Sub, a copy of which has been filed as Exhibit (d)(6) to the Schedule TO filed with the SEC and is incorporated by reference herein, for more details regarding Mr. Hefner’s employment agreement with Sub.

The fifth paragraph under “—New Management Arrangements” that begins on page 65 is hereby amended and replaced in its entirety with the following:

The above discussion of Mr. Hefner’s memorandum of understanding with Sub is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the Mr. Hefner’s memorandum of understanding with Sub, a copy of which has been filed as Exhibit (d)(8) to the Schedule TO filed with the SEC and is incorporated by reference herein, for more details regarding Mr. Hefner’s memorandum of understanding with Sub.

The fourth full paragraph on page 66 is hereby amended and replaced in its entirety with the following:

The above discussion of Mr. Flanders’ employment agreement with Sub is only a summary of its material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the Mr. Flanders’ employment agreement with Sub, a copy of which has been filed as Exhibit (d)(7) to the Schedule TO filed with the SEC and is incorporated by reference herein, for more details regarding Mr. Flanders’ employment agreement with Sub.

7.	The section entitled “The Offer—Section 7. Certain Information Concerning Playboy” is hereby amended as follows:

The second paragraph on page 81 is hereby amended and replaced in its entirety with the following:

The following table sets forth Playboy’s ratio of earnings to fixed charges as of and for each of the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010.

	Year Ended December 31,		Nine Months Ended September 30,
	2008	2009	2009	2010

Ratio of Earnings to Fixed Charges (1)	$(3.05)	$(12.44)	$(2.54)	$(1.20)

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges, each as defined in the applicable SEC rules. For purposes of calculating the ratio of earnings to fixed charges for the periods presented in the table above, the fixed charges are calculated as the sum of (i) interest expense and amortization of deferred financing fees and (ii) estimated interest within rent expense, in each case on a consolidated basis, and the earnings are calculated as the sum of the sum of (x) income (loss) from continuing operations before income taxes, (y) income (loss) from equity method investments and (z) fixed charges.

The first full paragraph on page 82 is hereby amended and replaced in its entirety with the following:

Financial Projections. Playboy’s management does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, in September 2010, Playboy’s management provided certain internal non-public financial forecasts to Raine, in connection with the rendering of its opinion to the Special Committee and Playboy’s board of directors and performing its related financial analysis (collectively, the “Company Projections”). See “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation—Opinion of Raine Securities LLC” of Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9, which is incorporated by reference herein, for a summary concerning the opinion Raine rendered to the Special Committee and the Playboy board of directors. The summary discusses, among other things, the procedures Raine followed and the factors, methods and analysis Raine used in rendering its opinion. In October 2010, Playboy’s management provided to Purchaser certain of the Company Projections. The Company Projections were updated from time to time to reflect changes in the assumptions regarding, among other things, the impact of the settlement of the dispute with DirecTV, the sale of certain of Playboy’s non-Playboy branded adult television and digital business assets (the “Adult Assets”) and the terms of Project Synergy. The Projections presented three cases: a base case, an upside case and a downside case. Playboy also provided to Raine a variant of the base case and upside case Company Projections which assume the consummation of Project Synergy. For a further description of Project Synergy, see the information set forth in “Special Factors—Section 1. Background.” None of Purchaser, Sub or any of their affiliates or representatives express any view on the Company Projections summarized below, or the assumptions underlying such information.

The first and second sentences of the first full paragraph on page 84 are hereby amended and replaced in their entirety with the following:

Playboy has advised us that the Company Projections have been prepared by Playboy’s management, including Messrs. Flanders, Pachler and Vaickus, among others. Mr. Hefner did not participate in the preparation of the Company Projections. The Company Projections are the responsibility of Playboy’s management and were prepared solely for internal use and not with a view toward public disclosure and, accordingly, do not necessarily comply with GAAP, the published guidelines of the SEC regarding projections, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The second and third sentences in the third full paragraph on page 84 are hereby amended and replaced in their entirety with the following:

None of Playboy, Purchaser, Sub or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Company Projections, and, except as required by law, none of them undertakes any obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Company Projections are shown to be in error.

The following paragraph is hereby added immediately following the first paragraph on page 85:

The following tables set forth the Company Projections, in the case of Adjusted EBITDA as reduced by Raine for purposes of its analysis by an amount equal to the value of stock-based compensation as described in footnote 2 to the tables.

The tables and the related footnotes on page 85 are hereby amended and replaced in their entirety with the following:

	Base Case (in millions) (1)
	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	$218.8	$215.6	$122.5	$177.7	$128.2	$182.0	$134.3	$186.7	$139.4

Adjusted EBITDA (2)	$17.3	$12.2	$17.3	$20.3	$23.7	$23.9	$28.4	$26.9	$32.2

Unlevered Free Cash Flow (3)	($12.7)	($8.4)	$37.6	$8.7	($6.4)	$12.4	$17.2	$17.9	$23.5

	Upside Case (in millions) (1)
	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	$218.8	$215.6	$123.3	$187.2	$131.1	$197.5	$140.7	$210.9	$151.0

Adjusted EBITDA (2)	$17.3	$11.2	$17.3	$26.0	$28.1	$33.6	$35.9	$43.5	$44.6

Unlevered Free Cash Flow (3)	($12.7)	($8.9)	$37.7	$13.5	($4.1)	$21.5	$23.6	$33.6	$34.4

	Downside Case (in millions) (4)
	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014
	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy
Revenue	$211.8	$196.7	$154.1	$152.4	$151.2

Adjusted EBITDA (2)	$10.6	$4.9	$11.0	$10.4	$9.8

Unlevered Free Cash Flow (3)	($5.6)	($18.5)	($9.4)	($3.2)	($12.4)

	Adjusted EBITDA by Segment for FY 2012 (in millions) (2) (5)
	Base Case	Upside Case	Downside Case	Base Case with Synergy	Upside Case with Synergy
Entertainment	$1.0	$4.8	($0.1)	$5.3	$5.3
Print/Digital	$3.7	$4.8	($5.4)	$4.3	$5.5
Licensing	$38.5	$40.2	$35.6	$38.5	$40.2
Corporate	($22.1)	($23.1)	($19.1)	($24.0)	($22.6)

TOTAL	$21.1	$26.7	$10.9	$24.1	$28.4

(1)	The Company Projections set forth under the heading “With Synergy” represent a variant of the Company Projections, which assume the consummation of Project Synergy.
(2)	Adjusted EBITDA is a non-GAAP financial measure that represents EBITDA adjusted for restructuring and certain noncash items and reduced by cash investments in entertainment programming. EBITDA is a non-GAAP financial measure that represents earnings from continuing operations before interest expense, income tax expense or benefit, depreciation of property and equipment, amortization of intangible assets, amortization of investments in entertainment programming and amortization of deferred financing fees. Adjusted EBITDA is used by the Company’s management to measure the operating performance of the business. For purposes of its analysis, Raine reduced the Company’s projection of Adjusted EBITDA by the value of stock based compensation in the following amounts: $1.4 million for the FY2010 amounts for each case presented; $1.1 million for the FY 2011 amounts in the base case; $1.7 million for the FY 2011 amounts in the upside case and the downside case; $1.7 million for the FY 2012 amounts for each case presented; $1.9 million for the FY 2013 amounts for each case presented; and $2.0 million for the FY 2014 amounts for each case presented.
(3)	Unlevered free cash flow is a non-GAAP financial measure that represents Adjusted EBITDA reduced by cash payments for taxes, capital expenditures, investments in trademarks and copyrights, restructuring payments, deferred acquisition payments, certain financing payments and certain other non-recurring payments and adjusted for the projected increase or decrease in net working capital and the estimated proceeds from the sale of the Adult Assets. Unlevered free cash flow is used by management to measure liquidity of the Company’s operating businesses and its ability to meet its current and future financing and investing needs.
(4)	The downside case was prepared by management and presented to Raine and the Special Committee in October 2010 prior to the settlement of the dispute with DirecTV. The loss of carriage with DirecTV was the principal negative impact in the downside case. In light of the settlement of the dispute on December 30, 2010, the Special Committee did not give any particular weight to the downside case in its determination as to the Merger Agreement and the transactions contemplated thereby.
(5)	Total Adjusted EBITDA by segment included in this table differs from total Adjusted EBITDA included in the tables above as a result of assumptions made with respect to allocations of estimated depreciation and amortization to each segment. The Company does not currently project depreciation and amortization by segment as part of its financial modeling process. The estimated amount of depreciation and amortization by segment was added back to operating income by segment in the calculation of Adjusted EBITDA by segment.

The second non-indented bullet point under “—Financial Projections—Base Case” on page 85 is hereby amended and replaced in its entirety with the following:

•	Sale of the Adult Assets in January 2012

The first and second bullet points under “—Financial Projections—Upside Case” on page 86 are hereby amended and replaced in their entirety with the following:

•	Sale of the Adult Assets in January 2012 in line with Base Case

•	Impact of settlement of litigation with DirecTV in line with Base Case, including settlement payments, revenue forgiveness and 2011 Entertainment revenue updated for DirecTV subscriber levels

The first bullet point under “—Financial Projections—Downside Case” on page 86 is hereby amended and replaced in its entirety with the following:

•	Sale of the Adult Assets in January 2012 for less than in Base Case

The first bullet point under “—Financial Projections—Base Case with Project Synergy” on page 86 and the three indented bullet points that immediately follow the first bullet point are hereby amended and replaced in their entirety with the following:

•

In addition to the sale of the Adult Assets for a one-time payment, Project Synergy assumes future royalty streams from a third party for the license of Playboy TV and management of Playboy.com (the company’s Playboy-branded television and digital assets)

•	Print, Alta Loma, new digital ventures and select adult services are retained by Playboy

8.	The section entitled “The Offer—Section 9. Sources and Amounts of Funds” is hereby amended as follows:

The second full paragraph on page 89 is hereby amended and replaced in its entirety with the following:

The following discussion of the equity financing and debt financing commitment letters obtained by Purchaser in connection with the offer and the merger is only a summary of their material terms and may not include all of the information that is important to a particular stockholder. Stockholders are urged to read the equity financing and debt financing commitment letters, copies of which have been filed as Exhibits (d)(2) and (b)(1), respectively, to the Schedule TO filed with the SEC and is incorporated by reference herein, for more details regarding the commitment letters.

The fourth full paragraph on page 89 is hereby amended and replaced in its entirety with the following:

Pursuant to the terms of the equity commitment letter, the obligation of RT-ICON to fund the Equity Financing is subject to the satisfaction or waiver of the conditions set forth in the merger agreement, and there are no additional conditions to RT-ICON’s obligation to fund the Equity Financing (see “The Offer—Section 12. Certain Conditions of the Offer” below for a discussion of the conditions to the merger agreement). The equity commitment letter will terminate automatically upon the earlier to occur of (a) the closing of the merger (at which time the obligation will be discharged) and (b) the termination of the merger agreement in accordance with its terms. Playboy may directly enforce RT-ICON’s obligation to fund its commitment under the equity commitment letter and the obligations of persons who are or will be committed to contribute funds to RT-ICON in connection with the transactions contemplated by the merger agreement under the circumstances and only under the circumstances in which the merger agreement provides that Playboy is entitled to specific performance of Purchaser’s and Sub’s obligations to consummate the offer and the merger. Purchaser and Sub do not have any current plans to seek alternative equity financing in the event all or a portion of the Equity Financing becomes unavailable subject to their obligations under the merger agreement.

The final paragraph on page 89 is hereby amended and replaced in its entirety with the following:

Debt Financing. Purchaser has received the debt commitment letter, dated as of January 9, 2011, from an affiliate of Jefferies & Company, Inc. (“Senior Lender”). Pursuant to the debt commitment letter and subject to the conditions set forth therein, Senior Lender has committed to provide, either directly or indirectly through one or more of Senior Lender’s affiliates, certain senior secured credit facilities (the “Senior Secured Credit Facilities”), which may also be provided by a syndicate of certain other lenders as well (the obligation of Senior Lender is not conditional on the success of any such syndication), consisting of (a) a term loan facility in an aggregate amount of $160 million (the “Term Loan Facility”), the proceeds of which will be used, in part, to finance the offer and the merger, to refinance the existing indebtedness of Playboy and its subsidiaries and to pay certain fees and expenses in connection with the foregoing and (b) a revolving credit facility in an aggregate amount of not less than $10 million, with the agreement of Senior Lender to use commercially reasonable efforts to arrange a syndicate that will participate in an additional $10 million of such revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of up to $20 million (but in no event less than $10 million), the proceeds of which will be used to finance working capital needs, capital expenditures, and general corporate purposes, provided that such revolving credit facility will be undrawn at closing other than with respect to certain existing letters of credit which will be replaced or backstopped, if necessary.

The Surviving Corporation will be the borrower under the Senior Secured Credit Facilities. Icon Acquisition Holdings LLC and each of the direct and indirect majority owned subsidiaries of the Surviving Corporation (but excluding certain foreign subsidiaries) will be guarantors of the Senior Secured Credit Facilities.

The Senior Secured Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions, and financial covenants measuring maximum total debt to EBITDA, minimum fixed charge coverage and maximum capital expenditures. The Senior Secured Credit Facilities will also include customary events of defaults including a change of control to be defined.

The Term Loan Facility is expected to have a 6-year maturity (the loans thereunder, the “Term Loans”). The Term Loans shall be repaid, without premium or penalty, during each year, in an aggregate principal amount per year expected to be equal to 1% of the aggregate commitments in respect of the Term Loan Facility, such amounts to be payable in equal quarterly installments, with the remainder due at maturity. The Revolving Credit Facility is expected to have a 5 year maturity (the loans thereunder, the “Revolving Credit Loans” and, together with the Term Loans, the “Loans”). A portion of the Revolving Credit Facility not in excess of $2.5 million shall be available for the issuance of standby letters of credit. A portion of the Revolving Credit Facility not in excess of $2 million shall be available on same-day notice for swing line loans.

The Surviving Corporation may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to (i) a base rate interest rate (the “Base Rate”) plus the Applicable Margin (as defined below) or (ii) a customary eurodollar interest rate (the “Eurodollar Rate”) plus the Applicable Margin; provided that all swing line loans shall bear interest based upon the Base Rate for Revolving Credit Loans. The term “Applicable Margin” is expected to mean:

(A) with respect to Revolving Credit Loans, a percentage determined in accordance with the following pricing grid:

Leverage Ratio	Eurodollar Rate	Base Rate
> 2.25:1.00	6.50%	5.50%
≤ 2.25:1.00	6.00%	5.00%

(B) with respect to Term Loans, (i) 5.50%, in the case of Base Rate Loans and (ii) 6.50%, in the case of Eurodollar Rate Loans.

9.	The section entitled “The Offer—Section 12. Certain Conditions of the Offer” is hereby amended as follows:

The first and second sentences of the first full paragraph on page 93 are hereby amended and replaced in their entirety with the following:

The foregoing conditions are for the sole benefit of Purchaser and Sub and may be asserted by Purchaser or Sub regardless of the circumstances giving rise to such conditions or may be waived by Purchaser, in its sole discretion, in whole or in part at any time and from time to time, except for the minimum tender condition. The foregoing conditions, which are all of the conditions to the offer, are in addition to, and not a limitation of, the rights of Purchaser and Sub to extend, terminate, amend and/or modify the offer pursuant to the terms and conditions of the merger agreement.

The following paragraph is hereby added immediately after the final paragraph of this section on page 93:

Purchaser and Sub will use their reasonable judgment to determine whether any of the foregoing conditions exist. Purchaser’s and Sub’s ability under the merger agreement to extend the offering period or in certain circumstances terminate the offer and the merger agreement due to any such condition existing and not having been waived may be challenged by Playboy and if so challenged, would ultimately be determined by a court with no special weight afforded to Purchaser’s and Sub’s judgment.

10.	The section entitled “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals” is hereby amended as follows:

The final paragraph on page 94 is hereby amended and restated in its entirety to read as follows:

Legal Proceedings. On July 13, 2010, a purported Playboy stockholder filed a putative stockholder class action lawsuit in the Delaware Court of Chancery, captioned Germershausen v. Hefner, et al., C.A. No. 5632-VCN. Between July 21 and July 28, 2010, three additional purported Playboy stockholders filed nearly-identical, separate class action lawsuits in the Delaware Court of Chancery, captioned Gottlieb v. Hefner, et al., C.A. No. 5654-VCN; Devito v. Hefner, et al., C.A. No. 5661-VCN; and Glasser v. Playboy Enterprises Inc., et al., C.A. No. 5675-VCN. On August 3, 2010, the Delaware Court of Chancery ordered the consolidation of these actions, now captioned In re Playboy Enterprises, Inc. Shareholders Litigation, Consolidated C.A. No. 5632-VCN.

On February 4, 2011, the plaintiffs filed a Consolidated Amended Verified Class Action Complaint (the “Amended Complaint”) naming as defendants Playboy, Dennis S. Bookshester, David I. Chemerow, Scott N. Flanders, Charles Hirschhorn, Sol Rosenthal, Richard S. Rosenzweig, Kai-Shing Tao, Hugh M. Hefner, and Rizvi Traverse (collectively, the “Defendants”). The Amended Complaint challenges the offer and merger and alleges, among other things, that the offer price is inadequate and unfair. The Amended Complaint also alleges claims against Messrs. Bookshester, Chemerow, Flanders, Hirschhorn, Rosenthal, Rosenzweig and Tao (collectively, the “Individual Defendants”) and Mr. Hefner for breach of fiduciary duties in approving the offer and merger and against Rizvi Traverse for aiding and abetting those alleged breaches of fiduciary duties.

In addition, the Amended Complaint contains allegations that Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9 (as originally filed with the SEC on January 24, 2011) failed to properly disclose all material facts in connection with the offer and merger in violation of Delaware law.

In particular, the Amended Complaint contains allegations that, among other things, Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9 fails to disclose:

(i)	That Plainfield allegedly has interests not shared by the rest of Playboy’s common stockholders, and in particular, that Plainfield’s 19% stake in the shares of Playboy’s Class A Common Stock is not easily liquidated, and the hedge fund is actively trying to wind-up its investments.

(ii)	What the Playboy board of directors was told about Mr. Hefner’s potential transactions with private equity groups.

(iii)	Why the Playboy board of directors allegedly delayed for several weeks before determining whether to constitute the Special Committee.

(iv)	Whether the $7.00 per share price proposed by Firm A was net of the sale of undisclosed assets.

(v)	How Rizvi Traverse allegedly knew about the non-public proposal by Firm A.

(vi)	Whether Mr. Flanders informed the Playboy board of directors or the special committee that was formed in 2009 about Rizvi Traverse’s purported continued interest in a transaction following the meeting Mr. Flanders had with Rizvi Traverse on December 14, 2009.

(vii)	When the Special Committee and the Playboy board of directors first became aware that Mr. Flanders would enter into a rollover agreement.

(viii)	When the decline in subscribers was apparent and the involvement of Playboy’s management in the negotiations of the settlement with DirecTV.

(ix)	Financial projections on a reporting division basis, with free cash flow information.

(x)	The specific assets that were considered in the potential Project Synergy transaction.

(xi)	Whether the assets considered by Firm A and Firm E were the same assets as those contemplated in the Project Synergy transaction.

(xii)	Whether the assets in the Project Synergy transaction were affected by the DirecTV litigation, which possibly included the Adult TV business, and whether this is the reason “Rizvi Traverse advised the Special Committee that it would not sign the merger agreement until there was a binding settlement of the DirecTV litigation.”

(xiii)	If Project Synergy does include both the Adult TV business and digital operations, then it would include assets in both the Entertainment and Print/Digital reporting divisions; if so, then Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9 should also disclose what portions of Playboy would remain in these two divisions after sale.

(xiv)	The several offers by other companies have not been presented in a manner so that they can be easily compared to each other, such as the price per share for each such offer.

(xv)	Why the Special Committee allegedly did not return to Firm E when the equity value contemplated by the offer and merger declined below Firm E’s offer.

(xvi)	When the Company Projections disclosed in Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9 were prepared.

(xvii)	Whether the DirecTV settlement was in line with the forecast amount.

(xviii)	The percentage or context of the decline in DirecTV subscribers.

(xix)	Whether Raine updated the assumptions in the Company Projections to include the current status of Project Synergy before providing its fairness opinion in 2011.

(xx)	When Playboy learned that its senior bank lender informed Playboy that its credit facility would likely not be renewed when it expired on January 31, 2011, or if it was renewed at all, it would have a significantly lower credit line and that it would be difficult to obtain an alternative credit facility at least until Playboy’s outstanding 3.00% convertible senior subordinated notes due 2025 are refinanced.

(xxi)	That there were no borrowings and $1.0 million in letters of credit outstanding on September 30, 2010, resulting in $29.0 million of available borrowings under Playboy’s credit facility and further that Playboy believed that the cash generated from its operating activities in addition to its cash and cash equivalents would be sufficient to meet Playboy’s liquidity needs through 2011, as disclosed in Playboy’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

(xxii)	Information sufficient to allow stockholders to determine whether Adjusted EBITDA prepared by Playboy on page 85 of Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9 is the same as the Adjusted EBITDA prepared by Raine on page 46 of Playboy’s Solicitation/Recommendation Statement on Schedule 14D-9; and if these two figures are not the same, an explanation for the differences.

(xxiii)	Raine’s analysis assumed that the Playboy Mansion and the art collection owned by Playboy would be sold in a year and a half, and this value was discounted to present value. As a result, Raine presumed that they were valued at $57.9 million, instead of the latest appraised value of $71.2 million. Information sufficient for stockholders to determine the basis for determining the current value of these assets by discounting the proceeds of a later sale as opposed to their current value as measured on the date of the valuation.

(xxiv)	Whether the Playboy board of directors was informed in May about Mr. Hefner’s involvement with Rizvi Traverse, or simply with a financial sponsor “such as Rizvi Traverse.”

(xxv)	Why the Playboy board of directors allegedly waited to form a special committee in response to Mr. Hefner’s announcement.

The plaintiffs in the Amended Complaint seek, among other things, to enjoin the Defendants from consummating the offer and merger and to direct the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Playboy’s stockholders. Plaintiffs also seek to direct Mr. Hefner and the Individual Defendants to account for damages allegedly sustained by the plaintiffs as a result of the alleged wrongs, as well as rescissory damages if the transactions are consummated prior to the court’s final judgment. Plaintiffs further seek the costs of the action, including reasonable attorneys’ fees and such other relief as the court deems just and proper.

Playboy has reviewed the allegations contained in the Amended Complaint and believe they are without merit. Playboy intends to defend the litigation vigorously.

11.	The section entitled “The Offer—Section 15. Miscellaneous” is hereby amended as follows:

The first paragraph under “—Other” on page 96 is hereby amended and replaced in its entirety with the following:

The offer is being made to all holders of Playboy shares. Neither Purchaser nor Sub is aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser or Sub become aware of any valid state statute prohibiting the making of the offer or the acceptance of Playboy shares pursuant to the offer, Purchaser and Sub will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the offer. If, after a good faith effort, Purchaser and Sub cannot comply with the state statute, Sub will not make the offer to, nor will Sub accept tenders from or on behalf of, the holders of Playboy shares in that state. In those jurisdictions where applicable laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Sub.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011	Icon Acquisition Holdings, L.P.

	By:	Icon Acquisition Holdings LLC, its General Partner

		By:	/s/ Hugh M. Hefner
Name: Hugh M. Hefner
Title: President

Icon Merger Sub, Inc.

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: President

Icon Acquisition Holdings LLC

	By:	GTD Acquisitions LLC, its Managing Member

	By:	/s/ Hugh M. Hefner
Name: Hugh M. Hefner
Title: Sole Member

	By:	RT-ICON Holdings LLC, its Managing Member

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: Secretary and Treasurer

GTD Acquisitions LLC

	By:	/s/ Hugh M. Hefner
Name: Hugh M. Hefner
Title: Sole Member

RT-ICON Holdings LLC

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: Secretary and Treasurer

RTM-ICON Holdings LLC

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: Secretary and Treasurer

Rizvi Traverse Management LLC

By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: Managing Director and Partner

/s/ Hugh M. Hefner
Hugh M. Hefner, an individual

/s/ Scott N. Flanders
Scott N. Flanders, an individual

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated January 24, 2011.

(a)(1)(ii)*	Letter of Transmittal (Class A common stock).

(a)(1)(iii)*	Letter of Transmittal (Class B common stock).

(a)(1)(iv)*	Notice of Guaranteed Delivery.

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)*	Advertisement published in The New York Times on January 24, 2011.

(a)(1)(viii)*	Press Release issued by Playboy Enterprises, Inc. dated January 10, 2011 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(a)(1)(ix)*	Letter to Participants in the Playboy Enterprises, Inc. Employee Stock Purchase Plan, mailed February 4, 2011 (incorporated by reference to Exhibit (a)(1)(viii) to the Solicitation/Recommendation Statement on Schedule 14D-9/A filed by Playboy Enterprises, Inc. on February 4, 2011).

(a)(2)*	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on January 24, 2011, which is incorporated by reference herein.

(a)(5)(i)*	Letter to employees of Playboy Enterprises, Inc., from the chief executive officer (incorporated by reference to Exhibit 99.2 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(a)(5)(ii)*	Letter to licensees, business partners and vendors of Playboy Enterprises, Inc., from the chief executive officer (incorporated by reference to Exhibit 99.3 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(b)(1)*	Debt Commitment Letter, dated as of January 9, 2011, by and between Jeffries Funding, Inc. and Icon Acquisition Holdings, L.P.

(c)(1)*	Opinion of Raine Securities LLC, dated as of January 9, 2011 (incorporated by reference to Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(2)*	Presentation, dated January 9, 2011, of Raine Securities LLC to the Special Committee and Board of Directors of the Company (incorporated by reference to Exhibit (c)(2) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(3)*	Presentation, dated October 6, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(3) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(4)*	Presentation, dated November 2, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(4) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(5)*	Presentation, dated November 19, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(5) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(6)*	Presentation, dated December 9, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(6) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(7)*	Presentation, dated December 18, 2010, of Raine Securities LLC to the Special Committee and Independent Members of the Board of Directors (incorporated by reference to Exhibit (c)(7) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(d)(1)*	Agreement and Plan of Merger, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., Icon Merger Sub, Inc. and Playboy Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Playboy Enterprises, Inc. on January 11, 2011).

(d)(2)*	Equity Commitment Letter, dated as of January 9, 2011, by and between RT-ICON Holdings LLC and Icon Acquisition Holdings, L.P.

(d)(3)*	Limited Guarantee, dated as of January 9, 2011, by Rizvi Opportunistic Equity Fund, L.P., Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Playboy Enterprises, Inc., on January 11, 2011).

(d)(4)*	Contribution Agreement, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust.

(d)(5)*	Rollover Agreement, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P. and Scott N. Flanders.

(d)(6)*	Employment Agreement, dated as of January 9, 2011, by and between Hugh M. Hefner and Icon Merger Sub, Inc., including the form of lease agreement attached thereto.

(d)(7)*	Employment Agreement, dated as of January 9, 2011, by and between Scott N. Flanders and Icon Merger Sub, Inc.

(d)(8)*	Memorandum of Understanding – License of Name and Likeness Rights, Key Material Terms dated as of January 9, 2011 by and between Hugh M. Hefner and Rizvi Traverse Management, LLC.

(d)(9)*	Confidentiality Agreement, dated as of July 13, 2009, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(d)(10)*	Amendment to Confidentiality, dated as of May 3, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(10) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(d)(11)*	Amendment to Confidentiality Agreement, dated as of November 4, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(11) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None.

(h)	None.

*	Previously filed.